UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                               zebramart.com, inc.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)

                                    98920R200
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                                 (CUSIP Number)

                                  SEAN M. DALY
                               Corporate Secretary
                               zebramart.com, inc.
                                 667 Madison Ave
                            New York, New York 10021
                                 (212) 888-1379

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 15, 2000
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  98920R200                                          Page 2 of  5 Pages
--------------------                                          ------------------
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1      NAME OF REPORTING PERSON
       SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Daniel J. Mackell, Jr.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
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3      SEC USE ONLY
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4      SOURCE OF FUNDS*

       OO - Thirty percent (30%) interest in Cottage Ventures, LLC, a Delaware limited liability company, wholly owned by Daniel J. Mackell, Jr.
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                         7       SOLE VOTING POWER

     NUMBER OF                   60,000,000 shares (prior to giving effect to
       SHARES                    a 1-for-2 reverse stock split effective
    BENEFICIALLY                 August 18, 2000 (the "reverse stock split")
      OWNED BY          --------------------------------------------------------
        EACH
     REPORTING          8        SHARED VOTING POWER
       PERSON
        WITH            --------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER

                                 60,000,000 shares (prior to giving effect to the reverse stock split)

                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60,000,000 shares (prior to giving effect to the reverse stock split)

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8%
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14          TYPE OF REPORTING PERSON*
            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

                  The securities to which this Schedule 13D relates are the shares of Common Stock, par value $.00001 per share (the "Shares"), of zebramart.com, inc. (the "Issuer"), a Nevada corporation having its principal executive offices at 667 Madison Ave, New York, New York 10021.


ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed on behalf of Daniel J. Mackell, Jr. ("Mackell"), a citizen of the United States. Mackell's business address is 667 Madison Ave., New York, New York 10021. Mackell is employed as the Chairman, Chief Executive Officer, President and a director of the Issuer. Mackell also is the sole manager of Cottage Ventures, LLC, a Delaware limited liability company ("Cottage").

                  During the last five years, Mackell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mackell being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Shares owned by Mackell as of the date hereof were purchased by Mackell in exchange for a thirty percent (30%) interest in Cottage of which Mackell was the sole member. No part of the price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.


ITEM 4.           PURPOSE OF TRANSACTION

                  All Shares reported herein as beneficially owned by Mackell were acquired for investment purposes. Mackell may, from time to time, depending on general economic conditions, market prices for Shares, receipt of any necessary regulatory approval and other factors, (i) purchase additional Shares through open-market purchases, privately negotiated transactions or otherwise, and (ii) may dispose of Shares. In connection with the foregoing, Mackell reserves the right to take any action which he deems appropriate, including any of the various actions described below, subject to applicable laws, any required regulatory approval and other requirements.

                  Mackell does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or


                                Page 3 of 5 Pages
terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Issuer intends to amend its articles of incorporation to change its name to Cottage Investments, Inc.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mackell beneficially owns an aggregate of 60,000,000 Shares (prior to giving effect to the reverse stock split), or 20.8% of the 288,662,897 Shares outstanding on August 15, 2000.

                  (b) Mackell has sole power to vote or to direct the vote of and has sole power to dispose or direct the disposition of 60,000,000 Shares (prior to giving effect to the reverse stock split).

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth elsewhere in this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mackell and any other person or persons with respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

                  Exhibit A.   Purchase Agreement, dated as of August 15, 2000,
                               by and between Daniel J. Mackell, Jr. and zebramart.com, inc.


                                Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 31, 2000


                                          /s/ Daniel J. Mackell, Jr.
                                          --------------------------
                                          Daniel J. Mackell, Jr.




                                Page 5 of 5 Pages

                                                                       EXHIBIT A


                               PURCHASE AGREEMENT

                  This Purchase Agreement (this "Agreement"), dated as of August 15, 2000, is made by and between Daniel J. Mackell ("Mackell") and zebramart.com, inc., a Nevada corporation (the "Company").

                              W I T N E S S E T H:
                              -------------------

                  WHEREAS, Mackell desires to sell to the Company, and the Company desires to purchase from Mackell, three hundred (300) shares of Cottage Ventures, LLC, a Delaware limited liability company ("Cottage"), constituting a 30% interest in Cottage (the "Cottage Shares"), in exchange for 60 million (60,000,000) newly issued shares of the common stock, par value $0.00001 per share, of the Company, all on the terms and conditions hereinafter set forth.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties hereinafter set forth, the parties hereto agree as follows:

                  1.       PURCHASE AND SALE.

                  1.1. TRANSFER OF COTTAGE SHARES. Subject to the terms and conditions of this Agreement, Mackell hereby agrees to sell to the Company, and the Company hereby agrees to purchase from Mackell, the Cottage Shares.

                  1.2. TRANSFER OF COMPANY SHARES. In consideration for the sale by Mackell of the Cottage Shares, the Company shall issue to Mackell 60 million (60,000,000) authorized but unissued shares (on a pre-reverse stock split basis) of its common stock, par value $0.00001 per share (the "Zebramart Shares").

                  1.3. TAXES AND OTHER FEES RELATED TO THE TRANSACTION. Mackell shall pay any sales, transfer and other taxes, and recording, registration and other fees and expenses that may be required to be paid in connection with the sale of the Cottage Shares, and the Company shall pay any sales, transfer and other taxes, and recording, registration and other fees and expenses that may be required to be paid in connection with the issuance and sale of the Zebramart shares.

                  2. REPRESENTATIONS AND WARRANTIES OF MACKELL. Mackell represents, warrants and agrees as follows:

                  2.1. Mackell has all requisite power, capacity and authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by Mackell and constitutes a legal, valid and binding obligation of Mackell, enforceable against Mackell in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity).

                  2.2. Upon issuance of the Zebramart Shares to Mackell, the Company will receive good, valid and marketable title to the Cottage Shares purchased hereunder, free and clear of all liens, claims, restrictions and encumbrances, except for those, if any, resulting from the Company's own acts.

                  2.3. Mackell acknowledges that the Zebramart Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Mackell is purchasing the Zebramart Shares for investment purposes for his own account and not with a view toward distribution.

                  2.4. No state, federal or foreign regulatory approvals, permits, licenses or consents or other contractual or legal obligations are required in order for Mackell to enter into this Agreement or consumate the transactions contemplated herein.

                  2.5. Mackell acknowledges that any certificate evidencing the Zebramart Shares shall contain a legend substantially to the following effect:

                  THE SHARES OF COMMON STOCK EVIDENCED BY THIS
                  CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THE SHARES OF COMMON STOCK EVIDENCED HEREBY NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

                  2.6. Mackell represents and warrants that he is experienced in evaluating companies such as the Company, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his investment, and has the ability to bear the economic risks of such investment for an indefinite period. Mackell further represents that he is able to bear the risk of loss of his entire investment made hereby. Mackell further represents that he has conducted his own independent review and analysis of the business, assets, condition, operations and prospects of the Company and acknowledges that he has had access during the course of the transactions contemplated hereby and prior to the purchase of the Zebramart Shares to such information relating to the Company as he has desired and that he has had the opportunity to ask questions of and receive answers from the Company concerning the business, management and financial affairs of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to him or to which Mackell has had access; Mackell further understands that no federal or state agency has passed upon the Zebramart Shares or made any finding or determination concerning the fairness or advisability of this investment.

                  3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents, warrants and agrees as follows:

                  3.1. The Company has all requisite power and authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity).

                  3.2. Upon transfer and delivery of the Cottage Shares, Mackell will receive good, valid and marketable title to the Zebramart Shares purchased hereunder, free and clear of all liens, claims, restrictions and encumbrances, except for those, if any, resulting from Mackell's own acts.

                  3.3. The Company acknowledges that the Cottage Shares have not been registered under the Securities Act and are "restricted securities" as that term is defined in Rule 144 under the Securities Act. The Company is purchasing the Cottage Shares for investment purposes for the Company's own account and not with a view toward distribution.

                  3.4. No state, federal or foreign regulatory approvals, permits, licenses or consents or other contractual or legal obligations are required in order for the Company to enter into this Agreement or consummate the transactions contemplated herein.

                  3.5. The Company acknowledges that any certificate evidencing the Cottage Shares shall contain a legend substantially to the following effect:

                  THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THE SHARES EVIDENCED HEREBY NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

                  3.6. The Company represents and warrants that the Company is experienced in evaluating companies such as Cottage, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of such investment for an indefinite period. The Company further represents that it is able to bear the risk of loss of its entire investment made hereby. The Company further represents that it has conducted its own independent review and analysis of the business, assets, condition, operation and prospects of Cottage and acknowledges that it has had access during the course of the transaction and prior to the purchase of the Cottage Shares to such information relating to Cottage as it has desired and that it has had the opportunity to ask questions of and receive answers from the management of Cottage concerning the business, management and financial affairs of Cottage and to obtain additional information (to the extent Cottage possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to the Company or to which the Company has had access; the Company further understands that no federal or state agency has passed upon the Cottage Shares or made any finding or determination concerning the fairness or advisability of this investment.

                  4.       CLOSING.

                  4.1. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur simultaneously with the execution and delivery of this Agreement.

                  4.2. A soon as practicable after the Closing, but no later than ten (10) business days thereafter, Mackell shall deliver to the Company certificates representing the Cottage Shares, and the Company shall deliver to Mackell certificates representing the Zebramart Shares.

                  5.       MISCELLANEOUS.

                  5.1. The provisions of this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their successors and assigns. Any assignments of any rights hereunder shall not relieve the assignor of responsibility for any of its obligations hereunder to the extent that such obligations are not performed or satisfied in full by the assignee or assignor.

                  5.2. This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersedes all prior written agreements, negotiations and oral understandings, if any. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

                  5.3. This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

                  5.4. This Agreement may be executed in two or more counterparts and by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  5.5. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.



                                                      /s/ Daniel J. Mackell, Jr.
                                                      --------------------------
                                                      Daniel J. Mackell



                                                      ZEBRAMART.COM, INC.



                                                      By:  /s/ Sean M. Daly
                                                           ---------------------
                                                           Sean Daly
                                                           Corporate Secretary